

Mail Stop 3233

September 12, 2016

Via E-mail
Jan Telander
Chief Executive Officer
Progreen US, Inc.
380 North Old Woodward Ave., Suite 226
Birmingham, Michigan 48009

Re: Progreen US, Inc.
Preliminary Information Statement on Schedule 14C
Filed August 31, 2016
File No. 000-25429

Dear Ms. Telander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please explain to us how you obtained the majority shareholder vote in favor of your proposal. Your explanation should identify the shareholders who voted in favor of the proposal, indicate the amount and percent of shares held by each of these shareholders and discuss how you solicited their votes. Please also explain why you were not required to solicit the votes of such shareholders with a proxy statement on Schedule 14A.

Principal Stockholders and Security Ownership of Management, page 2

2.   Please revise your beneficial ownership table to conform to the requirements of Item 6(d) of Schedule 14A and Item 403 of Regulation S-K. In that regard, please revise your table to present beneficial ownership by class.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Michael Paige, Esq.
        Via E-mail